SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 13)


                           GREY GLOBAL GROUP INC.
  ------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
              Limited Duration Class B Common Stock, par value
                              $0.01 per share
  ------------------------------------------------------------------------
                       (Title of Class of Securities)

                                39787M 10 8
                                39787M 20 7
  ------------------------------------------------------------------------
                               (CUSIP Number)

                          Edward H. Meyer, Trustee
                              777 Third Avenue
                             New York, NY 10017
                               (212) 546-2000
  ------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  Copy to:

                           Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                                May 31, 2002
  ------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )



                                SCHEDULE 13D


CUSIP No.         39787M 10 8
                  39787M 20 7
------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Voting Trust established pursuant to a Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994, and as amended as of April 10, 1996.
------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         N/A
------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                 (   )

------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
------------------------------------------------------------------------
                        (7)      SOLE VOTING POWER

                        Voting Trust established 1986
                        -----------------------------
   NUMBER OF            130,339 shares of Common Stock
     SHARES             128,766 shares of Class B Stock
  BENEFICIALLY          ------------------------------------------------
    OWNED BY            (8)      SHARED VOTING POWER
     EACH                        None
   REPORTING            ------------------------------------------------
    PERSON              (9)      SOLE DISPOSITIVE POWER
     WITH                        None
                        ------------------------------------------------
                        (10)     SHARED DISPOSITIVE POWER
                                 None
------------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Voting Trust established 1986:
         130,339 shares of Common Stock
         128,766 shares of Class B Stock
------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES                            ( )
------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Voting Trust established 1986:
         12.4% of Common Stock
         59.4% of Class B Stock
------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------

Item 1.           Security and Issuer

                  This Amendment No. 13 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 12 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21,
1994, March 10, 1995, April 30, 1996, February 12, 1997, January 28, 1998,
February 8, 1999, February 10, 2000, and February 7, 2001 filed by Edward
H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $0.01 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

Item 5.  Interest in Securities of the Issuer

                  (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of May 31, 2002 was 130,339 shares of Common Stock (approximately 12.4% of the shares of Common Stock outstanding(1)) and 128,766 shares of Class B Stock (approximately 59.4% of the shares of Class
B Stock outstanding) which collectively represents approximately 39.9% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

--------------
(1) On May 31, 2002, 1,053,720 shares of Common Stock and 216,882 shares of Class B Stock were outstanding.

(2) Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Stock, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the percentages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.


                  Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

                  As of May 31, 2002, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

         Name                                              Address
         ----                                              -------

Robert L. Berenson                                   777 Third Avenue
                                                     New York, NY  10017

Robert C. Burruss                                    777 Third Avenue
                                                     New York, NY  10017

Carolyn Carter                                       777 Third Avenue
                                                     New York, NY  10017

Erica H. Feigin                                      777 Third Avenue
                                                     New York, NY  10017

Steven G. Felsher                                    777 Third Avenue
                                                     New York, NY  10017

Steven G. and                                        777 Third Avenue
Susan Felsher                                        New York, NY  10017

Warren Fischer                                       777 Third Avenue
                                                     New York, NY  10017

Jonathan E. Fox                                      777 Third Avenue
                                                     New York, NY  10017

Richard Krain                                        777 Third Avenue
                                                     New York, NY  10017

Neil Kreisberg                                       777 Third Avenue
                                                     New York, NY  10017

Kenneth Levy                                         777 Third Avenue
                                                     New York, NY  10017

Robert Skollar                                       777 Third Avenue
                                                     New York, NY  10017

David A. Stickles                                    777 Third Avenue
                                                     New York, NY  10017

Milton Weinstock                                     1572 54th Street
                                                     Brooklyn, NY  11219

                  As of May 31, 2002, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

         Name                                              Address
         ----                                              -------

C. Jeffrey Stein                                     777 Third Avenue
                                                     New York, NY  10017


                  As of May 31, 2002:

                   (A) Anthony E. Meyer and Margaret A. Meyer, each having the address 777 Third Avenue, New York, NY 10017, have each deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and

                  (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 9.8% of the total number of shares of Common Stock, (ii) approximately 50.7% of the total number of shares of Class B Stock and
(iii) approximately 33.9% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

                  Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 18,123 shares of Common Stock and 56,944 shares of Class B Stock (approximately 1.7% and 26.3%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

                  In addition, the Beneficiaries have the right to acquire an aggregate of 104,932 shares of Common Stock at exercise prices between $148.50 and $332.50 through the exercise of outstanding options ("Options") within the sixty days following May 31, 2002. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

                  Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 8 1/2% Convertible Subordinated Debentures ("Debentures"). The Debentures are convertible at any time into shares of Common Stock and shares of Class B Stock at an initial conversion price of $118.33 per share (subject to adjustment for certain events). As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003.

                  Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust would be deemed to beneficially own, pursuant to Rule 13d-3 under the Act:

                   (i) 260,835 shares of Common Stock (approximately 22.0% of the shares of Common Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of this calculation only),

                  (ii) 154,330 shares of Class B Stock (approximately 63.7% of the shares of Class B Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures were outstanding for the purposes of this calculation only), and

                  (iii) 1,804,135 votes entitled to be cast at a meeting of stockholders of the Company (approximately 50.0% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding).

                  These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 18, 2002


VOTING TRUST established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restated as of March 21, 1994 and as amended as of April 10, 1996



  /s/ Edward H. Meyer
---------------------------
Edward H. Meyer, as Trustee